UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		PEARSON PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Peterborough Court, 133 Fleet Street, London EC4A 2BB, UK
5. Date on which the threshold was crossed or reachedvi:		29/07/2019
6. Date on which issuer notified (DD/MM/YYYY):		31/07/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.37%	7.99%	8.37%	781,438,857
Position of previous notification (if applicable)	0.31%	8.01%	8.32%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	2,542,588	0.33%
US7050151056	379,643	0.05%

SUBTOTAL 8. A	2,922,231	0.37%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	8,977,133	1.15%
Put Option	20/09/2019	1,000,000	0.13%

SUBTOTAL 8. B 1	9,977,133	1.28%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to Annexure

SUBTOTAL 8.B.2	52,471,107	6.71%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		6.88%	6.94%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London
Date of completion	31/07/2019

Natalie White
Deputy Company Secretary
Pearson plc

2 August 2019

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

CFD	23/12/2022		Cash	3,443,724	0.44%
Swap	10/07/2024		Cash	2,530,950	0.32%
CFD	10/12/2025		Cash	2,400,118	0.31%
CFD	20/10/2027		Cash	1,992,326	0.25%
CFD	16/06/2021		Cash	1,834,093	0.23%
CFD	23/02/2024		Cash	1,800,000	0.23%
CFD	04/12/2023		Cash	1,747,357	0.22%
CFD	25/06/2029		Cash	1,485,163	0.19%
Swap	09/06/2021		Cash	1,444,244	0.18%
CFD	21/02/2024		Cash	1,300,000	0.17%
CFD	07/02/2024		Cash	1,240,000	0.16%
CFD	21/02/2024		Cash	1,100,000	0.14%
CFD	27/07/2029		Cash	971,700	0.12%
CFD	26/07/2029		Cash	971,650	0.12%
CFD	14/02/2024		Cash	970,000	0.12%
CFD	12/02/2024		Cash	865,494	0.11%
CFD	26/01/2024		Cash	865,000	0.11%
CFD	26/02/2024		Cash	860,000	0.11%
Swap	28/07/2021		Cash	851,294	0.11%
CFD	22/02/2024		Cash	800,000	0.10%
Swap	28/07/2021		Cash	757,148	0.10%
CFD	29/01/2024		Cash	663,999	0.08%
Call Option	31/07/2019		Cash	588,895	0.08%
CFD	25/06/2029		Cash	514,837	0.07%
CFD	04/12/2023		Cash	485,843	0.06%
CFD	03/07/2024		Cash	475,000	0.06%
CFD	06/12/2028		Cash	441,115	0.06%
CFD	14/02/2024		Cash	419,554	0.05%
CFD	09/02/2024		Cash	406,520	0.05%
Call Option	17/09/2019		Cash	400,626	0.05%
CFD	20/10/2027		Cash	378,203	0.05%
CFD	20/10/2027		Cash	369,444	0.05%
CFD	04/05/2029		Cash	350,362	0.04%
CFD	04/12/2023		Cash	344,453	0.04%
CFD	17/07/2024		Cash	337,960	0.04%
CFD	15/07/2021		Cash	328,703	0.04%
CFD	16/06/2028		Cash	328,703	0.04%
Call Option	10/09/2019		Cash	325,072	0.04%
Swap	30/11/2023		Cash	300,000	0.04%
Swap	05/05/2022		Cash	295,638	0.04%
CFD	19/02/2024		Cash	265,000	0.03%
CFD	24/03/2028		Cash	259,000	0.03%
Swap	03/02/2023		Cash	250,801	0.03%
Swap	29/11/2023		Cash	250,000	0.03%
CFD	04/05/2029		Cash	243,989	0.03%
Call Option	18/09/2019		Cash	241,772	0.03%
CFD	03/05/2029		Cash	236,271	0.03%
CFD	29/02/2024		Cash	235,463	0.03%
Swap	29/11/2023		Cash	225,000	0.03%
Swap	18/01/2024		Cash	222,460	0.03%
Swap	30/07/2024		Cash	218,422	0.03%
CFD	27/09/2028		Cash	217,594	0.03%
CFD	21/02/2024		Cash	215,238	0.03%
CFD	18/07/2029		Cash	209,820	0.03%
CFD	23/08/2028		Cash	204,000	0.03%
Swap	28/07/2021		Cash	203,317	0.03%
Swap	02/02/2023		Cash	198,606	0.03%
CFD	01/08/2029		Cash	194,350	0.02%
Call Option	08/10/2019		Cash	190,315	0.02%
Swap	24/07/2024		Cash	185,000	0.02%
Call Option	28/08/2019		Cash	184,743	0.02%
Swap	09/06/2021		Cash	183,084	0.02%
Swap	18/01/2024		Cash	183,004	0.02%
Call Option	22/08/2019		Cash	179,923	0.02%
CFD	11/08/2023		Cash	174,237	0.02%
CFD	04/12/2023		Cash	173,159	0.02%
Swap	28/07/2021		Cash	170,231	0.02%
CFD	18/01/2029		Cash	170,000	0.02%
Call Option	15/10/2019		Cash	162,953	0.02%
Call Option	02/10/2019		Cash	159,582	0.02%
CFD	21/02/2024		Cash	157,424	0.02%
Swap	01/02/2024		Cash	154,031	0.02%
CFD	18/07/2029		Cash	147,678	0.02%
CFD	19/05/2027		Cash	145,008	0.02%
CFD	16/02/2024		Cash	140,912	0.02%
CFD	31/01/2024		Cash	136,001	0.02%
CFD	22/11/2028		Cash	134,667	0.02%
CFD	17/01/2029		Cash	132,328	0.02%
Swap	28/07/2021		Cash	131,070	0.02%
Swap	17/09/2020		Cash	128,987	0.02%
CFD	12/04/2029		Cash	128,954	0.02%
CFD	07/06/2029		Cash	122,420	0.02%
Swap	03/02/2023		Cash	117,797	0.02%
CFD	22/02/2021		Cash	114,967	0.01%
Call Option	05/08/2019		Cash	114,600	0.01%
Swap	22/04/2020		Cash	113,300	0.01%
CFD	19/01/2029		Cash	110,000	0.01%
Swap	18/01/2024		Cash	106,899	0.01%
Swap	20/05/2020		Cash	106,651	0.01%
CFD	19/07/2029		Cash	102,207	0.01%
Swap	18/01/2024		Cash	101,869	0.01%
Swap	13/05/2020		Cash	100,100	0.01%
CFD	18/01/2029		Cash	100,000	0.01%
Swap	16/04/2024		Cash	100,000	0.01%
CFD	03/05/2029		Cash	99,957	0.01%
Swap	30/07/2024		Cash	99,704	0.01%
CFD	12/06/2028		Cash	98,591	0.01%
CFD	25/02/2027		Cash	97,000	0.01%
Swap	29/11/2023		Cash	91,988	0.01%
CFD	04/12/2023		Cash	91,900	0.01%
Swap	14/06/2023		Cash	86,565	0.01%
CFD	08/02/2024		Cash	86,367	0.01%
Swap	12/07/2023		Cash	84,590	0.01%
Swap	02/02/2023		Cash	84,068	0.01%
CFD	21/02/2024		Cash	82,784	0.01%
CFD	18/01/2029		Cash	80,000	0.01%
CFD	21/02/2024		Cash	75,051	0.01%
CFD	18/01/2029		Cash	75,000	0.01%
Swap	27/04/2022		Cash	73,357	0.01%
Swap	07/07/2023		Cash	73,094	0.01%
CFD	17/07/2020		Cash	72,300	0.01%
CFD	04/12/2023		Cash	71,880	0.01%
CFD	17/07/2028		Cash	71,500	0.01%
CFD	23/12/2022		Cash	70,276	0.01%
CFD	01/03/2028		Cash	70,079	0.01%
Call Option	19/09/2019		Cash	69,395	0.01%
Swap	03/02/2023		Cash	68,758	0.01%
Swap	29/11/2023		Cash	65,026	0.01%
CFD	28/02/2024		Cash	63,641	0.01%
CFD	26/02/2024		Cash	62,789	0.01%
Swap	18/01/2024		Cash	62,356	0.01%
CFD	12/07/2023		Cash	60,982	0.01%
CFD	16/02/2024		Cash	60,750	0.01%
CFD	19/01/2029		Cash	60,000	0.01%
Swap	18/01/2024		Cash	59,338	0.01%
CFD	05/11/2027		Cash	59,199	0.01%
Swap	30/07/2024		Cash	57,908	0.01%
Swap	15/06/2023		Cash	57,709	0.01%
CFD	04/05/2029		Cash	57,179	0.01%
CFD	18/07/2029		Cash	57,016	0.01%
Swap	05/09/2019		Cash	55,700	0.01%
Swap	03/06/2020		Cash	55,000	0.01%
Swap	05/09/2019		Cash	53,400	0.01%
CFD	21/02/2024		Cash	52,715	0.01%
CFD	04/07/2029		Cash	52,078	0.01%
Call Option	04/10/2019		Cash	51,911	0.01%
CFD	19/01/2029		Cash	50,000	0.01%
Swap	16/04/2024		Cash	50,000	0.01%
Call Option	19/08/2019		Cash	47,178	0.01%
Swap	02/02/2023		Cash	46,967	0.01%
CFD	18/07/2029		Cash	44,311	0.01%
Swap	01/02/2023		Cash	43,214	0.01%
Swap	14/06/2023		Cash	40,052	0.01%
CFD	19/07/2029		Cash	39,460	0.01%
Swap	08/04/2020		Cash	38,800	0.005%
Swap	12/07/2023		Cash	37,897	0.005%
CFD	04/05/2029		Cash	37,446	0.005%
CFD	25/04/2029		Cash	36,850	0.005%
CFD	25/01/2029		Cash	36,700	0.005%
CFD	17/11/2028		Cash	36,622	0.005%
CFD	30/07/2024		Cash	34,365	0.004%
CFD	21/07/2028		Cash	34,000	0.004%
Swap	07/07/2023		Cash	32,746	0.004%
Swap	27/04/2022		Cash	31,871	0.004%
CFD	04/12/2023		Cash	31,844	0.004%
Swap	12/06/2023		Cash	30,225	0.004%
CFD	17/07/2023		Cash	30,000	0.004%
CFD	24/10/2019		Cash	29,469	0.004%
CFD	26/07/2029		Cash	28,350	0.004%
CFD	27/07/2029		Cash	28,300	0.004%
CFD	07/06/2029		Cash	26,826	0.003%
Swap	15/06/2023		Cash	26,702	0.003%
CFD	25/07/2029		Cash	26,361	0.003%
CFD	06/07/2023		Cash	25,488	0.003%
CFD	20/06/2029		Cash	25,085	0.003%
CFD	18/06/2029		Cash	25,050	0.003%
CFD	21/02/2024		Cash	24,949	0.003%
CFD	18/09/2019		Cash	24,830	0.003%
CFD	07/06/2029		Cash	24,772	0.003%
CFD	04/05/2029		Cash	24,379	0.003%
CFD	07/06/2029		Cash	24,200	0.003%
CFD	30/07/2029		Cash	23,543	0.003%
Swap	14/06/2023		Cash	23,383	0.003%
CFD	04/05/2029		Cash	23,191	0.003%
CFD	28/06/2029		Cash	23,109	0.003%
CFD	27/06/2029		Cash	23,013	0.003%
Call Option	18/10/2019		Cash	22,664	0.003%
Swap	12/07/2023		Cash	22,173	0.003%
Call Option	19/09/2019		Cash	22,043	0.003%
CFD	18/07/2029		Cash	21,644	0.003%
CFD	16/02/2024		Cash	20,250	0.003%
CFD	17/01/2029		Cash	20,250	0.003%
CFD	04/05/2029		Cash	19,821	0.003%
CFD	24/10/2019		Cash	19,385	0.002%
CFD	24/10/2019		Cash	19,383	0.002%
Swap	03/08/2022		Cash	19,330	0.002%
Swap	07/07/2023		Cash	19,160	0.002%
CFD	23/07/2024		Cash	19,058	0.002%
Swap	17/09/2020		Cash	18,517	0.002%
Swap	12/05/2022		Cash	17,809	0.002%
CFD	23/11/2028		Cash	17,711	0.002%
CFD	14/07/2023		Cash	17,500	0.002%
Swap	21/06/2022		Cash	17,441	0.002%
CFD	21/02/2024		Cash	17,285	0.002%
CFD	25/07/2029		Cash	16,758	0.002%
CFD	19/07/2029		Cash	16,752	0.002%
Call Option	16/08/2019		Cash	16,410	0.002%
CFD	04/05/2029		Cash	16,400	0.002%
Swap	29/04/2020		Cash	16,200	0.002%
Swap	28/05/2020		Cash	15,800	0.002%
Swap	04/02/2022		Cash	15,710	0.002%
Swap	15/06/2023		Cash	15,589	0.002%
CFD	26/02/2024		Cash	15,211	0.002%
CFD	11/11/2020		Cash	15,090	0.002%
CFD	15/02/2024		Cash	14,534	0.002%
Swap	31/12/2019		Cash	14,300	0.002%
Swap	12/06/2023		Cash	13,985	0.002%
Swap	04/02/2022		Cash	13,826	0.002%
Swap	27/04/2022		Cash	13,817	0.002%
CFD	28/03/2024		Cash	13,800	0.002%
CFD	04/05/2029		Cash	13,783	0.002%
Swap	04/02/2022		Cash	13,507	0.002%
Swap	06/07/2022		Cash	13,439	0.002%
Swap	03/06/2022		Cash	13,181	0.002%
Swap	03/11/2021		Cash	12,609	0.002%
CFD	31/05/2029		Cash	12,365	0.002%
CFD	23/07/2029		Cash	11,882	0.002%
Swap	18/03/2020		Cash	11,600	0.001%
Swap	22/05/2020		Cash	11,592	0.001%
Call Option	18/10/2019		Cash	11,159	0.001%
Swap	22/05/2020		Cash	10,958	0.001%
CFD	11/07/2029		Cash	10,920	0.001%
Swap	31/12/2019		Cash	10,900	0.001%
CFD	28/10/2020		Cash	10,812	0.001%
Swap	05/05/2022		Cash	10,762	0.001%
CFD	30/07/2024		Cash	10,635	0.001%
Swap	06/03/2020		Cash	10,500	0.001%
CFD	24/02/2021		Cash	9,980	0.001%
Swap	06/07/2022		Cash	9,596	0.001%
Swap	03/06/2022		Cash	9,504	0.001%
CFD	04/07/2029		Cash	9,110	0.001%
CFD	06/06/2029		Cash	8,937	0.001%
CFD	30/07/2029		Cash	8,636	0.001%
CFD	04/05/2029		Cash	8,536	0.001%
CFD	30/06/2021		Cash	8,504	0.001%
CFD	18/07/2029		Cash	8,356	0.001%
Swap	12/06/2023		Cash	8,165	0.001%
CFD	16/05/2029		Cash	7,800	0.001%
Swap	08/06/2021		Cash	7,672	0.001%
CFD	20/07/2029		Cash	6,319	0.001%
CFD	28/02/2029		Cash	6,100	0.001%
Swap	27/05/2022		Cash	6,097	0.001%
Swap	03/06/2022		Cash	5,980	0.001%
CFD	23/07/2024		Cash	5,942	0.001%
Swap	16/04/2020		Cash	5,700	0.001%
CFD	01/08/2029		Cash	5,650	0.001%
CFD	30/07/2029		Cash	5,445	0.001%
Swap	05/05/2022		Cash	5,267	0.001%
CFD	29/06/2029		Cash	5,200	0.001%
CFD	08/03/2028		Cash	5,000	0.001%
CFD	12/05/2028		Cash	5,000	0.001%
Swap	22/05/2020		Cash	4,774	0.001%
Swap	03/08/2022		Cash	4,676	0.001%
Swap	18/08/2022		Cash	4,644	0.001%
CFD	15/12/2027		Cash	4,231	0.001%
Swap	05/05/2022		Cash	3,700	0.0005%
Swap	03/11/2021		Cash	3,634	0.0005%
Swap	03/08/2022		Cash	3,520	0.0005%
CFD	23/07/2029		Cash	3,304	0.0004%
CFD	13/07/2029		Cash	3,100	0.0004%
Swap	05/05/2022		Cash	2,928	0.0004%
Swap	22/05/2020		Cash	2,857	0.0004%
CFD	25/07/2029		Cash	2,807	0.0004%
Swap	22/05/2020		Cash	2,662	0.0003%
Swap	03/11/2021		Cash	2,556	0.0003%
Swap	04/02/2022		Cash	2,470	0.0003%
CFD	24/03/2022		Cash	2,394	0.0003%
CFD	28/10/2020		Cash	2,350	0.0003%
CFD	28/10/2020		Cash	2,350	0.0003%
CFD	04/05/2029		Cash	2,317	0.0003%
CFD	25/07/2029		Cash	2,293	0.0003%
Swap	03/11/2021		Cash	2,214	0.0003%
CFD	11/07/2029		Cash	1,925	0.0002%
CFD	04/04/2028		Cash	1,898	0.0002%
Swap	22/05/2020		Cash	1,768	0.0002%
Swap	22/05/2020		Cash	1,585	0.0002%
CFD	18/07/2029		Cash	1,536	0.0002%
CFD	13/07/2029		Cash	1,400	0.0002%
CFD	30/07/2029		Cash	1,106	0.0001%
CFD	30/07/2024		Cash	1,000	0.0001%
CFD	31/07/2024		Cash	1,000	0.0001%
Swap	27/04/2022		Cash	930	0.0001%
CFD	09/07/2029		Cash	924	0.0001%
CFD	14/06/2029		Cash	900	0.0001%
CFD	04/07/2029		Cash	860	0.0001%
CFD	04/05/2029		Cash	853	0.0001%
CFD	27/06/2029		Cash	769	0.0001%
CFD	15/06/2029		Cash	700	0.0001%
CFD	12/07/2029		Cash	700	0.0001%
CFD	26/07/2029		Cash	650	0.0001%
CFD	13/06/2029		Cash	600	0.0001%
CFD	02/07/2029		Cash	594	0.0001%
CFD	04/07/2029		Cash	500	0.0001%
CFD	27/07/2029		Cash	500	0.0001%
Swap	22/05/2020		Cash	461	0.0001%
Swap	22/05/2020		Cash	419	0.0001%
CFD	20/06/2029		Cash	400	0.0001%
Swap	22/05/2020		Cash	329	0.00004%
Swap	22/05/2020		Cash	323	0.00004%
Swap	22/05/2020		Cash	323	0.00004%
CFD	05/07/2029		Cash	200	0.00003%
CFD	19/07/2029		Cash	200	0.00003%
CFD	11/06/2029		Cash	100	0.00001%
CFD	13/06/2029		Cash	100	0.00001%
CFD	25/06/2029		Cash	100	0.00001%
CFD	16/07/2029		Cash	100	0.00001%
CFD	29/06/2029		Cash	15	0.000002%
CFD	28/06/2029		Cash	11	0.000001%
Total Number of voting rights and percentage of voting rights				52,471,107	6.71%
Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 02 August 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary